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                           STOLL KEENON OGDEN PLLC
                      300 West Vine Street, Suite 2100
                          Lexington, Kentucky 40507


VIA FACSIMILE (202) 772-9204
----------------------------
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549
Attn: Mr. Scott Anderegg

         RE:      Delta Natural Gas Company, Inc.
                  Registration Statement on Form S-3, as amended
                  Registration No.  333-132322

Ladies and Gentlemen:

         On behalf of our client, Delta Natural Gas Company, Inc. (the "Company"), it is requested that the above-referenced Registration Statement be made effective at 1:00 p.m., Eastern Time, on April 3, 2006, or as soon thereafter as is practicable, and transmitted herewith is the request of the Company for such effective time and date.

         Separately, Edward D. Jones & Co., L.P., as Underwriter, will join in the Company's request for acceleration to that date and time and will describe the distribution of the preliminary prospectuses in advance of the effective date of the Registration Statement. Edward D. Jones & Co., L.P. will also separately confirm that the underwriting agreement (which includes the compensation to be paid to the underwriter and other arrangements with the underwriter) was not reviewed by the National Association of Securities Dealers, Inc. as the offering involves non-convertible debt securities rated by a nationally recognized statistical rating organization in one of its four highest generic rating categories and, therefore, such review is not required.

         In regard to this Registration Statement, the Company is proceeding under Rule 430A and will file its prospectus with the Commission pursuant to the requirements of Rule 430A and Rule 424(b).

         Thank you for your cooperation.

                                      Very truly yours,

                                      STOLL KEENON OGDEN PLLC

                                      By:  /s/ RICHARD H. MAINS
                                           --------------------
                                               Richard H. Mains
Attachment


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                       DELTA NATURAL GAS COMPANY, INC.
                             3617 LEXINGTON ROAD
                         WINCHESTER, KENTUCKY 40391


                               March 31, 2006




VIA FAX NO. 202-772-9204
------------------------
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn: Scott M. Anderegg

Re:      Delta Natural Gas Company, Inc.
         Registration Statement on Form S-3
         Registration No. 333-132322

Ladies and Gentlemen:

         Pursuant to Rule 461 of the Securities Act of 1933, it is requested that our Registration Statement on Form S-3 referenced above, as amended, be declared effective at 1:00 p.m., Eastern Daylight Time, on April 3, 2006, or as soon thereafter as is practicable. The Registrant is aware of its obligations under the Securities Act of 1933, as amended, and furthermore acknowledges the following:


     [ ] should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     [ ] the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     [ ] the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Sincerely,

                                        /s/ GLENN R. JENNINGS

                                        Glenn R. Jennings
                                        Chairman of the Board, President and
                                        Chief Executive Officer